Level 7, Pacific Place Cnr Champion Parade and Musgrave Street Port Moresby, NCD, Papua New Guinea (PO Box 789, Port Moresby, Papua New Guinea)

Lihir Gold Limited	tel +675 321 7711 fax +675 321 4705 www.lglgold.com
Incorporated in Papua New Guinea ARBN 069 803 998
February 10, 2009
Mr H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549-7010
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 7, 2008
Response letter dated January 28, 2009
File No. 0-26860
Reference is made to the above letter received by Lihir Gold Limited (the “Company”) from the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 28, 2009, regarding the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007.
For Staff convenience, Staff comments are indicated in bold, and are immediately followed by the Company’s response thereto.
Form 20-F for the Year Ended December 31, 2007
Item 15, Controls and Procedures, page 110
1.	We note your response to comment six of our letter dated September 29, 2008. Please modify your disclosure to indicate, if true, that there have been no changes in your internal control over financial reporting that occurred during the period covered by this annual report which have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Response:

The Company confirms that the above statement is true and respectfully requests the staff to allow the company to correct its wording in the December 31, 2008 Form 20-F that will be filed, as opposed to filing an amendment for the December 31, 2007 Form 20-F. In future filings, the Company proposes to modify its disclosure in connection with the evaluation of internal controls over financial reporting to specifically reference the period covered by the annual report rather than the use of particular dates.

Note 1 Statement of Significant Accounting Policies, page F-5
(iv) Development Properties, page F-5
2.	We note your response to comment nine of our letter dated September 29, 2008 which specifies that in the instance of the Ballarat property you determined that the mine was in the development stage prior to establishing proven and probable reserves. We further note that the Ballarat property has complex geology which makes it difficult to ascertain precise estimates. Please clarify how you determined that classification of the related costs meet the definition of an asset within the IASB framework which specifies future benefits must be probable. In doing so, please specify how you determined the technical feasibility and commercial viability of extracting the mineral resource from this property.

Response:

The IASB Framework requires recognition of an asset when ‘it is probable that the future economic benefits will flow to the entity and the asset has a cost or value that can be measured reliably’. The Company acknowledges that a proven and probable reserve implies that the extraction of the reserve has been demonstrated to be viable under reasonable financial assumptions and should, by definition, meet the criteria under the Framework.

As the Company has not established substantive proven and probable reserves due to the acknowledged nature of the Ballarat ore body, it has had to rely on other factors in making its determination that future economic benefits are probable.

The Company has established mineral resources and notes that The Australasian Code for Mineral Resources and Ore Reserves Reporting of Exploration Results, Prepared by: The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC) defines mineral resources in paragraph 20 of the Code as the ‘concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction....the term ‘reasonable prospects for eventual economic extraction’ implies a judgement (albeit preliminary) by the Competent Person in respect of the technical and economic factors likely to influence the prospect of economic extraction, including the approximate mining parameters’

The Company notes that in the IASB Board Meeting of 20 June 2008, the ‘Information for Observers’ for the Extractive Activities research project acknowledges in paragraph 80 that ‘reasonable prospect of eventual economic extraction’ is a lower threshold than ‘probable future economic benefits’. However, in some circumstances, mineral resources and marginal contingent resources classifications might satisfy the probable future economic benefits threshold...As there does not appear to be a clearly defined cut-off within the mineral resource and marginal contingent resource categories that equates to probable future economic benefits...determining how much of a mineral resource or marginal contingent resource that is capable of being recognised as an asset would be left to the judgement of management.’ The research project’s Discussion Paper is yet to be published.

The Company purchased the Ballarat property in 2007 and has disclosed the allocation of the purchase price in Note 28(c). The amount allocated to mining assets in the purchase price allocation includes a value beyond proven and probable reserves (VBPP), to the extent that a market participant would include such value in determining the fair value of the asset. The Company included such allocation in the line item “development properties” Expenditure subsequent to the determination that a property is in the development stage is capitalised in accordance with IAS 16 Property, plant and equipment. During 2007 costs capitalised were $65.9M comprising:

Deferred development	$45.1
Property, plant & equipment (PP&E)	$3.9
Other PP&E under construction	$16.9
Deferred development expenditure included the mining of underground access infrastructure including decline headings, stope access headings, ore drives, ventilation infrastructure including major ventilation shafts and ventilation rises and associated fans and stope delineation drilling.

In determining the fair value of the asset on acquisition the Company used both internal and external experts. Various reports including the internal cash flow models were provided to the Staff on October 26, 2007.

We further note that the consideration of VBPP under the IASB Framework is similar to the accounting suggested by EITF 04-3: Mining Assets: Impairment and Business Combinations

In concluding that future economic benefits are probable, the Company has relied on the following factors in determining technical feasibility and commercial viability. :
•	A resource and resource potential review conducted by independent experts appropriately qualified to opine on the existing exploration and drilling data and take into account other factors in forming their opinions;

•	Announcements regarding the asset have been sufficiently scrutinised by a JORC recognised Competent Person with sufficient experience relevant to the style of mineralisation and the type of deposit under consideration;

•	Clear delineation from drilling of multiple repeats of mineralised faults and structures that hosted ore bodies in the upper levels of the mine that were historically extracted. The drilling intersections are of sufficient tenor to provide certainty of continuity of mineralisation and/or repetition along strike and down dip;

•	Records from the historical mining of the upper levels of the ore body which show that approximately 11 million ounces of gold was produced from structures similar to those identified in recent drilling below the historical workings;

•	Well documented history of previous production and the work on the stope modelling has given a good indication of the range of size of individual ore lenses. This information has been used to model the shape of likely pre lenses intersected by drilling;

•	The successful conversion of inferred resource into higher resource categories as drilling density increases from resource definition drilling to stope delineation drilling;

•	The estimation method used in the evaluation of resources sacrificed local accuracy for global lack of bias. This is a conservative factor;

•	Multiple economic cases were prepared ranging from a conservative base case, incorporating published resources only, through to an upside case. Each case incorporated various levels of resource certainty and internal views on the appropriate level of conservatism required. The case adopted for the assessment fell in the mid-range of likely outcomes modelled;

•	Positive results from trial mining and pilot processing plant which during 2008 yielded 10,366oz of gold;

•	At the time of acquisition, Ballarat was deemed to be in the development phase, with underground decline development and trial mining of the first stopes being undertaken, along with trial processing of small parcels of ore. A significant effort has been expended over several years to develop a model which accurately predicts the resource boundaries and the mineable reserve. To date, drilling results support the veracity of the model, and trial mining has confirmed this.

Subsequent to acquisition, in 2007, the Company has announced a resource upgrade for Ballarat following encouraging drilling results. Drill results have demonstrated stronger mineralisation from targets at depth, in line with expectations and reconfirming the geological model used at the time of the acquisition. The Company advises that processing of low grade ores from early stopes and development zones enabled the Company to produce 10,366oz of gold during 2008. The main stoping areas delivered ore of 8-10g/t, in line with expectations. Valuable experience has been gained in the mining of these initial stopes, enabling mining methods to be refined to allow more consistent delivery of higher grade ores to the mill. Another significant issue to allow development to proceed was the successful completion of the necessary ventilation infrastructure.

The Company acknowledges that the assessment of technical feasibility for the Ballarat ore bodies require the application of management judgment in making certain estimates and assumptions underpinning their conclusion that an economically viable extraction operation can be maintained. Based on information available management has assessed that the established mineral resources, supported by the factors described above, has provided them with sufficient support to determine the technical feasibility and commercial viability of the operation and that future benefits will flow from the expenditure incurred. However, should these estimates and assumptions change and a judgment is made that the development property is impaired then the appropriate amount would be written off.

The Company reiterates that the Ballarat property is complex geology and the presence of coarse gold means there will always be a level of uncertainty in grade distributions. The Company would be happy for our technical expert to brief the Staff to assist them in understanding the geology.
In relation to making the above responses to the Staff comments, the Company makes the following statements:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please contact Phil Baker of Lihir Gold in Australia on +61 7 3318 3328 or Facsimile +61 7 3318 9203.
Yours sincerely
Phil Baker
Chief Financial Officer
Lihir Gold Limited

cc:	Mr. Burr Henley, Sullivan & Cromwell Mr. Robert Hubbard, PricewaterhouseCoopers Mr. Brett Entwistle, PricewaterhouseCoopers Ms. Debbie Smith, PricewaterhouseCoopers

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